EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(Dollar amounts in thousands, except share per share data)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005

1. Net income	$1,834	$1,680	$3,283	$2,983

2. Weighted average common shares outstanding	3,183,870	3,066,512	3,163,159	3,041,698
3. Common stock equivalents due to dilutive effect of stock options	25,424	91,219	42,621	107,466

4. Total weighted average common shares and equivalents outstanding	3,209,294	3,157,731	3,205,780	3,149,164

5. Basic earnings per share	$.58	$.55	$1.04	$.98

6. Diluted earnings per share	$.57	$.53	$1.02	$.95

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